6-7-35 Kita-shinagawa
                                                          Shinagawa-ku
                                                          Tokyo, 141-0001 Japan

                                                          No.05-024E
                                                          2005/4/27
                                                          15:00
Subsidiary Tracking Stock
Sony Communication Network Corporation
Consolidated Financial Results for the year ended March 31, 2005


  Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the year ended March 31, 2005 (the period from April 1, 2004 to March 31, 2005).

  These results are based on the generally accepted accounting standards of Japan.

- For the year ended March 31, 2005, achieved the large sales, largest income. During the year under review, sales increased 3.0% compared with the previous fiscal year, to 39,302 million yen. Operating income of 2,624 million yen and ordinary income of 2,540 million yen were recorded. Net income of 4,107 million yen was recorded, which included gain on issuance of stock by equity investee and subsidiary stock stemming from their public offerings. Each of these figures were records.

- So-net subscribers total 2.45 million, of which 640,000 are broadband subscribers
    The number of broadband subscribers increased by 16.4% from 550,000 at the end of the year earlier period to 640,000. Also, the total number of So-net subscribers increased by 6.5% from 2.30 million at the end of the year earlier period to 2.45 million.

-   Fiscal Year 2005 Forecast
    For the year ending March 31, 2006, the SCN Group aims for double-digit growth based on further expansion of Internet-related services and revenue growth in Internet provider services. In terms of profitability, the SCN Group expects a decrease in income due to increases in investments in the portal area and customer acquisition costs.


Consolidated Results for the year ended March 31, 2005
------------------------------------------------------

                                                               (Millions of Yen)
                                                   Year ended March 31
                                              2004        2005        Change (%)
Sales                                       38,166      39,302             +3.0
Operating income (loss)                       (870)      2,624                -
Ordinary income (loss)                        (911)      2,540                -
Net income (loss)                             (412)      4,107                -


Summary of Operational Results and Financial Condition

     a. Operational Results

Summary of Consolidated Operations (April 1, 2004 to March 31, 2005)
----------------------------------
During the year under review, Japan was struck by a series of natural disasters including typhoons, floods, and earthquakes. With regards to the Japanese economy, household consumption expenditures were rather weak. However, personal consumption of digital consumer electronics and automobiles propped up the economy, and investment in capital goods in the non-manufacturing sector turned to a firmer trend. Due to such factors, the economic recovery continued.

In the Internet sector, the number of users in the market as a whole increased, with the number of always-on-broadband Internet users, including users of ADSL, FTTH, and cable, passing 18 million as of the end of December 2004.

Under these economic conditions, the SCN Group worked to strengthen its contents services for broadband. The SCN Group began to offer services such as "My So-net," "So-net Blog," and "So-net Mini-homepage Service," all of which are personal services to be used enjoyably on an individual basis.

Furthermore, the SCN Group actively implemented measures in order to acquire broadband connection subscribers, including promotional campaigns for free installation and connection, new subscriber promotional activities in conjunction with telecoms carriers, and phone-based informational efforts aimed at transitioning users to broadband.

As a result of these factors, at the end of March 2005, the total number of So-net subscribers was 2.45 million, an increase of 150,000, or 6.5%, over the year earlier total of 2.30 million. Within this total, the number of broadband So-net subscribers (including users of such services as "Flets" which is operated by regional NTT East and NTT West Corporations) was 640,000, an increase of 90,000 (16.4%) over the year earlier figure of 550,000.

Regarding sales, during the year under review, sales increased 3.0% to 39,302 million yen, compared with 38,166 million yen in the year earlier period.
In the area of Internet provider services, the number of new subscribers to ADSL and FTTH increased. However, the number of narrowband subscribers decreased and there was the effect of free promotional campaigns. As a result, sales in this area decreased.

In the area of Internet-related services, sales increased. This was a result of an increase in sales of mobile phone-related contents; viewer fees for CS broadcasting and streaming video, mainly of Korean dramas; contributions from sales of DVDs; and strength in sales at consolidated subsidiaries So-net M3 Inc. and Skygate, Co., Ltd..

In the area of merchandise sales, sales strongly increased as a result of sales of cards for using the wireless connection service "Bitwarp" and sales of goods related to animation and J-League.

Regarding operating income, there was a significant improvement. During the year under review, an operating profit of 2,624 million yen was recorded, compared with an operating loss of 870 million yen in the year earlier period.
Regarding the main factors in the improvement, in cost of sales, although there were increases in line costs associated with increases in the number of broadband subscribers, there were reductions in outsourcing costs associated with the integration of access points, in network usage costs, and in leasing costs for servers and such, so the cost of sales ratio improved over the year earlier period. Furthermore, in selling, general, and administrative expenses, although there were increases in sales-related costs for customer acquisition, there were decreases in outsourcing costs stemming from transitioning from temporary workers to contractors, which went along with more efficient use of call centers. The SCN Group also reviewed sales and marketing costs.

Regarding ordinary income, there was significant improvement. During the year under review, ordinary income of 2,540 million yen was recorded, compared with an ordinary loss of 911 million yen in the year earlier period.

Also, 205 million yen of non-operating income was recorded, which included 50 million yen of dividends received and equity income of 52 million yen. 289 million yen of non-operating expenses were recorded, which included loss on disposal of tangible fixed assets and loss on leasing contracts of 164 million yen.

Regarding net income before income taxes, during the year under review, income of 6,494 million yen was recorded, compared with a loss of 534 million yen in the year earlier period. This included an extraordinary gain of 5,501 million yen which included gain on sale of subsidiary stock of 2,876 yen from the public offering of So-net M3, Inc. on the Tokyo Stock Exchange Mothers Board and gain on issuance of stock by equity investee and subsidiary stock of 2,599 million yen related to So-net M3, Inc. and DeNA Co., Ltd. On the other hand, under extraordinary loss, with regards to investment in others that are not publicly traded, there was a decrease in valuations stemming from a worsening of financial conditions in investee companies and as a result, a loss on revaluation of investments in other securities of 978 million yen was recorded. Also, a provision for allowance for doubtful accounts of 182 million yen was recorded. In addition, a loss on impairment of long lived assets of subsidiaries of 295 million yen was recorded. As a result, extraordinary loss totaled 1,546 million yen. Furthermore, current and deferred income tax charges of 2,282 million yen were recorded, and minority interest income of 105 million yen was recorded.

Regarding net income, compared with a net loss of 412 million yen during the year earlier period, net income during the year under review was 4,107 million yen.


Sales by Category

Year ended March 31, 2005
-------------------------

                    Year ended     Percentage Year ended     Percentage Year-on-
                    March 31, 2004  of total  March 31, 2005    of       year
                    (millions of      (%)     (millions of    total     change
                    yen)                      yen)             (%)        (%)
Operating  Internet      30,731        80.5      28,720        73.1      (6.5)
revenue    provider
           services
           Internet-      6,523        17.1       9,396        23.9      44.0
           related
           services
Merchandise sales           912         2.4       1,185         3.0      29.9
Total                    38,166       100.0      39,302       100.0       3.0





Three-months ended March 31, 2005
---------------------------------

                     Three-months  Percentage Three-months  Percentage  Year-on-
                     ended March    of total  ended March       of        year
                     31, 2004         (%)     31, 2005         total     change
                     (millions of             (millions of     (%)        (%)
                     yen)                     yen)
Operating  Internet        7,491        78.3      6,989        71.3      (6.7)
revenue    provider
           services
           Internet-       1,812        19.0      2,408        24.5      32.9
           related
           services
Merchandise sales            260         2.7        411         4.2      58.4
Total                      9,562       100.0      9,807       100.0       2.6


Operating revenue

ISP services
------------

In this category, the SCN Group worked to enrich its broadband-focused new service plans, including ADSL, FTTH, and wireless, as well as its service areas. Also, in the area of value-added connection services, the SCN Group added the IP phone service "So-net Phone" to its FTTH plans.

     - Connection Services
       -------------------
       - FTTH
         - So-net Hikari (TEPCO (Tokyo Electric)) (UCOM) apartment course V100 established
       - ADSL (higher speeds, expanded area)
         -  1M, 50M courses started
       - Wireless LAN (increase in service's availability to different model types)
         -  MVNO bitwarp PDA course available on a total of 12 model types
     - Valued-added Connection Services
       --------------------------------
       - So-net Phone-introduction of set offerings for all broadband plans
       - Start of So-net Phone P' service
       - Start of "Site Select" contents-filtering service
       - Start of offering of McAfee security service

Although there was an increase in unit prices related to the increased proportion of broadband subscribers, there was a negative impact from free promotional campaigns throughout the year as well as a decrease in narrowband subscribers. As a result, sales of Internet provider services for the year ended March 31, 2005 were 28,720 million yen, a decrease of 6.5% compared with the prior fiscal year. Such sales accounted for 73.1% of total sales, a decrease of
7.4 percentage points.

Internet-related services
-------------------------

In this category, as in the prior fiscal year, the SCN Group actively worked to develop and introduce broadband contents. At the same time, the SCN Group worked to make its content operations more efficient by careful focus and selection

     - Broadband contents
       ------------------
          o   Korean dramas enjoyable over the Internet and CS broadcasting
     - Personal services
       -----------------
          o   Individualized portal service "My So-net"
          o   Communication interface "So-net Mini-homepage Service"
          o   Communication interface "So-net MonDo"
     - Regarding to consolidated subsidiaries, affiliated companies
       ------------------------------------------------------------
          o So-net M3. Inc. Increases in member doctors and "MR-kun" adopting companies.
          o Skygate, Co., Ltd. With recognition of the site's ease of use, sales were about double.

Also, sales of consolidated subsidiaries expanded. As a result of these factors, sales in this category during the year under review increased 44.0% to 9,396 million yen. Sales in this category accounted for 23.9% of total sales, an increase of 6.8 percentage points.

Merchandise sales

In this category, throughout the year there were increases in sales of products related to fashion sites, as well as theatrical-related DVDs. Also, there were healthy sales of PC cards for using the "bitwarp" PDA plan and of goods related to sports, such as soccer, and animation. As a result, sales in this category during the year under review increased 29.9% to 1,185 million yen. Sales in this category accounted for 3% of total sales, an increase of 0.6 percentage points.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following four consolidated subsidiaries: So-net Sports.com Corp. ("SSC"), So-net M3 Inc. ("M3"), So-net M3 U.S.A. Corp., and Skygate, Co., Ltd. ("SG"). The SCN Group includes the following two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. ("LG") and DeNA Co., Ltd. ("DeNA"). During the year under review, equity in net income of affiliated companies of 52 million yen was recorded, compared to a loss of 30 million yen in the year earlier period. This was a result of an increase in profitability at DeNA, although LG continued to record a loss.

Among these companies, SG, a consolidated subsidiary, raised the recognition level of its site through increased usage of its services, including air ticket purchases and hotel reservations. However, although its sales were good, it continued to suffer from a severe situation in terms of profitability. Also, M3 and DeNA listed on the Tokyo Stock Exchange Mothers Board in September 2004 and February 2005, respectively.

     b. Analysis of Financial Condition
     Assets, Liabilities, Stockholders' Equity

At the end of the year under review, total assets were 21,091 million yen, an increase of 8,090 million yen over the end of the year earlier period. This was mainly due to an increase in current assets of 8,689 million yen.

The increase in current assets was mainly due to increases in the combined amounts of deposits in Sony Group company and cash and bank deposits of 8,459 million yen (as a result of proceeds from the sales and issuance of M3 stock) as well as deferred tax assets increasing by 190 million yen. Non-current assets decreased by 599 million yen. While software increased, there were decreases in amortization of goodwill and loss on impairment of certain investments in others as well as a decrease in deferred tax assets stemming from usage of tax loss carryforward.

On the other hand, total liabilities at the end of the year under review increased by 3,174 million yen. This was due to an increase in current liabilities of 2,925 million yen and an increase in long term liabilities of 249 million yen. The increase in current liabilities was mainly due to the recording of account payable related to Sony Group consolidated tax.

Minority interest was 840 million yen at the end of the year under review, an increase of 781 million yen over the year earlier period, due to the listing of M3.

Shareholders' equity increased by 4,135 million yen over the year earlier period mainly by recording net income of 4,107 million.

Cash Flow

Cash and cash equivalents were 10,640 million yen at the end of the year ended March 31, 2005, an increase of 8,459 million yen from the end of the year earlier period. During the year under review, the SCN Group generated 3,911 million yen of cash in operating activities, generated 2,349 million yen of cash in investing activities, and generated 2,201 million yen of cash in financing activities.

Cash flows from operating activities

During the year ended March 31, 2005, regarding cash flows from operating activities, the SCN Group generated 3,911 million yen, compared with the year ended March 31, 2004 when the SCN Group generated 129 million yen. During the period under review, the main factors included net income before income taxes of 6,494 million yen, compared with a net loss before income taxes of 534 million yen in the year earlier period. Included in net income before income taxes during the period under review were gain on sale of subsidiary stock of 2,876 million yen and gain on issuance of stock by equity investee and subsidiary stock of 2,599 million yen not related to cash inflows.

Cash flows from investing activities

During the year ended March 31, 2005, regarding cash flows from investing activities, the SCN Group generated 2,349 million yen, compared with the year ended March 31, 2004 when the SCN Group used 529 million yen. The main factor in the period under review was proceeds from sales of subsidiary stock of 3,162 million yen, by the stock offering when consolidated subsidiary So-net M3 Inc. listed on the Tokyo Stock Exchange Mothers Board.

Cash flows from financing activities

During the year ended March 31, 2005, regarding cash flows from financing activities, the SCN Group generated 2,201 million yen, while during the year ended March 31, 2004, the SCN Group used 800 million yen. During the period under review, this reflected the issuance of new stock at the time of the listing of the Group's consolidated subsidiary So-net M3 Inc. on the Tokyo Stock Exchange Mothers board.

For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001    Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001    Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/


Condensed Consolidated Statements of Income
For the year ended March 31, 2005
---------------------------------

                                                              (Millions of yen)
                                                 Year ended March 31
                                          2004              2005          Change
                                       -------------    -------------     ------

Sales                                         38,166            39,302      3.0%
Cost of sales                                 23,569            22,056
Gross profit                                  14,598            17,245
Selling, general and administrative           15,468            14,622
 expenses
Operating income (loss)                         (870)            2,624        -%
Non-operating income
 Equity in net income of affiliated       -                52
  companies
 Other                                  261      261      152      205
Non-operating expenses
 Equity in net loss of affiliated        30                 -
  companies
 Other                                  271      302      289      289
Ordinary income (loss)                          (911)            2,540        -%
Extraordinary gain
 Gain on issuance of stock by equity    613             2,599
  investee and subsidiary stock
 Gain on sale of investment in           81             2,876
  affiliate and subsidiary stock
 Gain on sale of fixed assets             -      695       25    5,501
Extraordinary loss
 Loss on revaluation of investments      90               978
  in other securities
 Loss on impairment of long-lived        87               295
  assets
 Writeoff of goodwill                    84                 -
 Loss on withdrawal from certain         56                 -
  operations
 Loss on issuance of stock by equity      1                 1
  investee
 Provision for allowance for doubtful     -               182
  accounts
 Loss from relocation of certain          -                76
  business unit
 Extraordinary depreciation               -      318       14    1,546
Net income (loss) before income                 (534)            6,494        -%
 taxes
Income tax current                       16             2,360
Income tax deferred                    (163)    (147)     (77)   2,282
Minority interest income                          25               105
Net income (loss)                               (412)            4,107        -%




For the three-months ended March 31, 2005
-----------------------------------------

                                                               (Millions of yen)
                                              Three-months ended March 31
                                           2004              2005         Change
                                        -------------    -------------    ------

Sales                                          9,562             9,807      2.6%
Cost of sales                                  5,763             5,571
Gross profit                                   3,799             4,237
Selling, general and administrative            3,743             4,015
 expenses
Operating income                                  56               221    294.9%
Non-operating income
 Equity in net income of affiliated       -                11
  companies
 Other                                   53       53       67       78
Non-operating expenses
 Equity in net loss of affiliated        26                 -
  companies
 Other                                   77      103      195      195
Ordinary income                                    6               105   1757.5%
Extraordinary gain
 Gain on issuance of stock by equity               -               777
  investee
Extraordinary loss
 Loss on revaluation of investments      62               100
  in other securities
 Loss on issuance of stock by equity      0                 0
  investee
 Loss on withdrawal from certain          2                 -
  operations
 Loss on impairment of long-lived        87                 -
  assets
 Write-off of goodwill                   84                 -
 Provision for allowance for doubtful     -                49
  accounts
 Loss from relocation of certain          -                39
  business unit
 Extraordinary depreciation               -      235       14      202
Net income (loss) before income                 (229)              680        -%
 taxes
Income tax current                       70               370
Income tax deferred                      15       85     (306)      64
Minority interest income                           5                46
Net income (loss)                               (320)              569        -%



Condensed Consolidated Balance Sheets
-------------------------------------

                                                              (Millions of yen)
                                           March 31     March 31     Difference
                                               2004         2005

ASSETS                                     ---------    ---------    -----------
Current assets                                7,363       16,052          8,689
                                           ---------    ---------    -----------
 Cash and bank deposit                          840        3,861          3,021
 Notes and account receivable, trade          3,891        3,755           (136)
 Inventories                                    130          212             82
 Deposits in Sony group company               1,342        6,779          5,438
 Deferred tax assets                            356          546            190
 Other                                          828          967            140
 Allowance for bad debt                         (23)         (69)           (46)
Noncurrent assets                             5,637        5,039           (599)
                                           ---------    ---------    -----------
 Property, plant and equipment                  256          181            (75)
                                           ---------    ---------    -----------
    Furniture and fixtures                      162          122            (40)
    Other                                        94           59            (35)
 Intangible assets                            2,263        2,126           (137)
                                           ---------    ---------    -----------
    Software                                  1,286        1,576            290
    Goodwill                                    708          425           (283)
    Other                                       269          126           (144)
 Investment and other assets                  3,118        2,732           (386)
                                           ---------    ---------    -----------
    Investment in affiliates and others       1,495        1,471            (24)
    Deferred tax assets                         773          642           (132)
    Other                                       849          739           (110)
    Allowance for bad debt                        -         (119)          (119)
                                           ---------    ---------    -----------
Total assets                                 13,001       21,091          8,090
                                           ---------    ---------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                           5,167        8,092          2,925
                                           ---------    ---------    -----------
 Account payable, trade                       2,463        2,553             90
 Accrued expense                              1,711        1,936            226
 Accrued income taxes                           197          877            680
 Accrued bonuses                                239          244              4
 Accrued customer incentive program              81          145             64
 Other accruals                                   -            4              4
 Other                                          475        2,333          1,858
Long-term liabilities                           140          388            249
                                           ---------    ---------    -----------
 Accrued severance costs for employees           93          111             18
 Accrued severance indemnities for               47           49              2
  directors
 Other                                            -          228            228
                                           ---------    ---------    -----------
Total liabilities                             5,306        8,481          3,174
                                           ---------    ---------    -----------
Minority interest                                58          840            781
                                           ---------    ---------    -----------
 Common stock                                 5,246        5,246              -
 Additional paid-in capital                   4,765        4,765              -
 Retained earnings (accumulated losses)      (2,373)       1,734          4,107
 Unrealized gain on investment securities         -           27             27
 Foreign currency translation adjustments        (1)          (0)             1
                                           ---------    ---------    -----------
Total stockholders' equity                    7,636       11,771          4,135
                                           ---------    ---------    -----------
Total liabilities and stockholders' equity   13,001       21,091          8,090
                                           ---------    ---------    -----------


Consolidated Statements of Additional Paid-in Capital and Retained Earnings and Accumulated Losses

                                                          (millions of yen)
Item                                          Year ended       Year ended
                                            March 31, 2004   March 31, 2005
                                            --------------   --------------
Additional Paid-in Capital
   Balance at beginning of fiscal year            4,765           4,765
                                            --------------   --------------
   Balance at the end of period                   4,765           4,765
                                            --------------   --------------
Retained Earnings (Accumulated Losses)
   Balance at beginning of fiscal year           (1,961)         (2,373)
   Increase
      Net income                                      -           4,107
   Decrease
      Net loss                                      412               -
                                            --------------   --------------
   Balance at the end of period                  (2,373)          1,734
                                            --------------   --------------



Consolidated Statements of Cash Flow
                                                               (Millions of yen)
                                                          Year ended March 31
                                                          2004            2005
I.  Cash flows from operating activities                -------         -------
     Net income (loss) before income taxes                (534)          6,494
     Depreciation and amortization                         836             753
     Extraordinary depreciation                              -              14
     Loss on impairment of long-lived assets                87             295
     Amortization for goodwill                             311             283
     Write-off of goodwill                                  84               -
     Gain on issuance of stock by equity investee and     (613)         (2,599)
      subsidiary stock
     Loss on issuance of stock by equity investee            1               1
     Equity in net loss (income) of affiliated              30             (52)
      companies
     Loss on revaluation of investments in other            90             978
      securities
       Gain on sale of investment in affiliate and         (81)         (2,876)
        subsidiary stock
       Stock issuance costs                                  -              13
       Loss on withdrawal from certain operations           56               -
       Loss from relocation of certain business unit         -              76
     Increase in accrued bonuses                            22               4
     Increase in accrued severance costs for employees      28              18
     Increase in accrued severance indemnities for          17               2
      directors
     Increase (decrease) in allowance for bad debt         (24)            165
     Increase in customer incentive program                 81              64
       Increase in other accruals                            -               4
     Interest income and dividends                          (9)            (57)
     Interest expenses                                       3               0
       Foreign exchange loss                                 -               2
     Loss on disposal of fixed assets                       93              91
     Loss on sales of tangible fixed assets                 10               0
     Gain on sales of tangible fixed assets                 (1)            (25)
     (Increase) decrease in account receivable, trade      (89)            136
     (Increase) decrease in inventories                    149             (82)
     Increase in other current assets                     (136)           (269)
     Increase in accounts payable, trade                    36              90
     Increase (decrease) in accrued expenses              (199)            186
     Increase in other current liabilities                  61             146
                                                        -------         -------
Sub Total                                                  309           3,855
                                                        -------         -------
     Receipt of interest and dividends                       9              57
     Payments for interest                                  (3)             (0)
     Payments for income taxes                            (186)             (1)
                                                        -------         -------
Net cash provided by operating activities                  129           3,911
                                                        -------         -------


                                                               (Millions of yen)
                                                         Year ended March 31
                                                          2004            2005
                                                        -------         -------
II.  Cash flows from investing activities
      Payment for securities investment                   (122)            (10)
      Proceeds from sales of securities investment         231           3,162
      Payment for acquisition of fixed assets              (37)            (45)
      Proceeds from sales of fixed assets                    4              26
      Payment for acquisition of intangible assets        (971)           (749)
      Proceeds from sales of intangible assets               0               -
      Payment for deposits                                  (4)             (5)
      Proceeds from deposits                                 1               -
      Payments for long term prepaid expenses             (203)            (46)
      Payments for loan                                   (178)            (55)
      Repayment of loan                                    749              71
                                                        -------         -------
     Net cash provided by (used in) investing             (529)          2,349
      activities                                        -------         -------
III. Cash flows from financing activities
      Payments of long term debt                          (800)              -
      Proceeds from issuance of subsidiary stock             -           2,201
                                                        -------         -------
     Net cash provided by (used in) financing             (800)          2,201
      activities                                        -------         -------

IV.  Effect of exchange rate difference on cash and         (1)             (1)
      cash equivalents
V.   Increase (decrease) in cash and cash equivalents   (1,202)          8,459

VI.  Cash and cash equivalents at beginning of year      3,384           2,182
                                                        -------         -------
VII. Cash and cash equivalents at end of the period      2,182          10,640
                                                        ========        =======

(Notes) Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.


(For reference)
                                                               (Millions of yen)
                                   Year ended         Year ended          Change
                               March 31, 2004     March 31, 2005             (%)
Increase in fixed assets                   32                 45           42.7
Increase in intangible assets             942                828          (12.1)
Depreciation of fixed assets*             110                108           (1.4)
Amortization of intangible                657                604           (8.1)
 assets*


                          Three-months ended  Three-months ended          Change
                               March 31, 2004     March 31, 2005             (%)

Increase in fixed assets                    2                 12          486.1
Increase in intangible assets             197                239           21.2
Depreciation of fixed assets*              35                 55           56.8
Amortization of intangible                164                163           (0.5)
 assets*


* Included extraordinary depreciation of fixed assets shown as loss on withdrawal from certain operations and loss from relocation of certain business unit in the consolidated statement of income, as well as loss on impairment of long-lived assets (excluding the portion related to lease assets).

Consolidated Results Forecast
-----------------------------

The SCN Group consolidated results forecast for the year ending March 31, 2006 is as follows.

                                   (Millions of yen)
Consolidated Results       Forecast       Year-on-year Change
--------------------       --------       -------------------
Sales                        43,500                     +11%
Operating income              1,300                     (50%)
Ordinary income               1,500                     (41%)
Net income                      700                     (83%)


The above forecast is based on the following assumptions:

- The number of So-net subscribers at the end of the year ending March 31, 2006 is expected to be 2.80 million.
- Within the total number of subscribers, the number of broadband subscribers is expected to be 800,000.
-  Sales for certain categories are expected to be as follows:
   Internet provider services
           29,300 million yen (+2.0% over the previous fiscal year) Internet-related services (included Merchandise sales)
           14,200 million yen (+34.2% over the previous fiscal year)






Cautionary statement:
---------------------

With regards to the consolidated results for the year ending March 31, 2005 which are described in this press release, current plans, forecasts, strategies, and beliefs, as well as statements that are not historical facts, are forward-looking statements about the future performance of Sony Corporation and the SCN Group. These forwards looking statements about future performance are not limited to statements that use words, such as "beliefs," "expectation," "strategy," "forecast," "prospect," "anticipate," or "possibility," which explain future operational activities, results, happenings, and conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.